Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Announces that All Growing Area at the Pure Sunfarms’ Facility is Now Licensed for Production

– Pure Sunfarms Expects Entirety of Licensed Area to be Planted by End of April 2019 and Remains Firmly on Track to Achieve Run-Rate Annual Production of 75,000 Kilograms by Mid-2019 –

Vancouver, BC, March 11, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF) (NASDAQ:VFF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, received from Health Canada the seventh amendment to the cultivation license for its 1.1 million square foot greenhouse in Delta, BC (the “Delta 3 Facility”). This amendment permits Pure Sunfarms to expand its cannabis production area by approximately 206,000 square feet to a total of approximately 1.03 million square feet (16 grow rooms). With this amendment, the entire growing area at Pure Sunfarms’ greenhouse is now licensed for cultivation. The newly licensed area is expected to be planted by the end of March 2019.

Village Farms also announced that Pure Sunfarms has, as planned, commenced re-planting of Quadrant 1 of its greenhouse following the planned suspension of production last autumn to install the infrastructure for supplemental lighting to maximize yields in the winter months. The Company expects Quadrant 1 to be fully planted by the end of April 2019, at which time Pure Sunfarms will be in production on the entire 1.03 million square feet of growing area at its facility, making it one of the largest fully operational cannabis production facilities in the world. Pure Sunfarms continues to expect to achieve full run rate annual production for its 1.1 million square foot greenhouse facility of 75,000 kilograms by mid-2019.

“It is a monumental achievement for Pure Sunfarms to complete its cultivation licensing of more than 1 million square feet and, very shortly, be in full commercial production – just over a year from receiving initial approval from Health Canada to begin growing,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “Pure Sunfarms has rapidly become one of the largest cannabis operations in Canada and is establishing itself as a reliable, large-scale supplier of quality, safe cannabis products to the Canadian market which continues to be challenged by a shortage of supply. With thousands of kilograms harvested, the Pure Sunfarms facility continues to perform well, with yield and quality of the product continuing to meet or exceed our expectations, and the team continues to execute on plan.”

With licensing of the entirety of the Delta 3 Facility cultivation area completed, the option periods that Pure Sunfarms holds on the two additional Delta greenhouse facilities, currently owned and operated by Village Farms, has commenced. If these two options are exercised by Pure Sunfarms the additional total production area could be increased by approximately 3.7 million square feet.

“The two options on the additional Delta greenhouses provide Pure Sunfarms with the opportunity to significantly expand production to address market demand,” added Mr. DeGiglio. “Village Farms continues to be, as it has since Pure Sunfarms received its initial cultivation license a year ago, in full support of Pure Sunfarms expanding its production beyond the initial Delta 3 facility as rapidly possible.”

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp and CBD markets, subject to compliance with all applicable U.S. federal and state laws, and has established a joint venture, Village Fields, for multi-state outdoor hemp cultivation and CBD extraction.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com